EXHIBIT 99.2

Silver Elephant’s Paca North Discovery Drills 27 meters of 159 g/t silver from near-surface oxides including 1.5 meters of 565 g/t silver in Bolivia

Vancouver, British Columbia, March 29, 2022 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces diamond drilling results from the Paca deposit (“Paca”) within its 100%-controlled Pulacayo silver project (“Pulacayo”) in the Potosi department of Bolivia. A total of 8 holes were drilled at Paca, totaling 1,717 meters. PND 119, 120, 121 & 122 were drilled to test induced polarization (“IP”) geophysical anomalies located to the east of the current Paca resource. PND 123, 124, 125 & 126 were drilled to test potential northern extension of the Paca resource.

The results are summarized in the following table:

Paca East Discovery
Hole ID	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PND119	360.0	399.0	39.0	5	0.40	0.49	37
incl…	377.0	379.0	2.0	31	1.14	1.15	112
PND120	39.0	75.0	36.0	12	0.08	0.51	33
incl…	68.0	75.0	7.0	14	0.21	0.94	56
PND120	184.0	187.0	3.0	28	2.18	0.64	126
PND120	280.0	284.0	4.0	6	0.52	0.60	46
PND121	50.0	68.0	18.0	2	0.65	0.81	56
incl…	57.0	59.0	2.0	1	1.25	2.64	147
PND121	75.0	79.0	4.0	56	0.16	0.12	60
PND122	34.0	56.0	22.0	1	0.56	0.46	38
Paca North Oxide Discovery
Hole ID	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PND123	3.0	30.0	27.0	159	0.28	0.05	154
incl…	7.5	9.0	1.5	565	0.30	0.08	518
PND123	37.5	45.0	7.5	68	0.11	0.07	67
PND124	0.0	28.5	28.5	22	0.42	0.73	63
incl…	15.0	27.0	12.0	21	0.54	1.29	88
PND125	0.0	18.8	18.8	33	0.20	0.52	56
incl…	10.4	15.4	5.0	80	0.40	1.13	130
PND126	0.0	31.0	31.0	31	0.22	0.09	39
incl…	29.0	31.0	2.0	78	0.27	0.08	82

Note: Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length. Please see note on AgEq calculation in preceding paragraphs. Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Silver equivalents are noted where “AgEq”=Silver Equivalent (Recovered) and is equal to (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)).

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Notable results include PND 123, collared at the northern edge of the Paca resource and drilled further to the north. The hole intercepted 27 meters of 159 g/t silver from near-surface, including 1.5 meters of 565 g/t silver. PND 123, 124, 125 & 126 are step-out holes and all intercepted silver mineralization demonstrate the northern extension of Paca oxide resource that is open to the north and to the northeast by at least 100 meters. The company plans to conduct further drilling to expand the Paca oxide resource in 2nd half of 2022.

Paca north’s shallow oxide expression and flat-tabular morphology may be well suited for a potential open-pit operation, which the company will announce the commissioning of a prefeasibility study shortly and provide an update on its environmental permitting efforts enabling an open-pit mining, leach processing operation at Paca.

John Lee, the Company’s Chairman, states: “Silver Elephant’s 2022 priority is all about Paca: expanding oxide resource, completing environmental permitting and a prefeasibility study. Our goal is to accelerate Paca development to reach a mine construction decision in early 2023.”

PND 119, 120, 121 & 122 are exploration holes that tested IP anomalies located east and southeast from the Paca resource. All 4 holes encountered metal-bearing sulphide mineralization and the results confirm Paca hydrothermal mineralizing systems continue eastward beyond what was previously known. The Company is incorporating all available drill data, mapping, sampling, and geophysical data to better understand the geological and resource models to generate new drill targets.

The Paca resource was prepared by Mercator Geological Services Limited with an effective date of October 13, 2020 with details provided in the Company’s news release dated October 13, 2020.

Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Ag Moz
30 Ag g/t	Indicated	1,805,000	128	7.4
	Inferred	500,000	102	1.6
45 Ag g/t	Indicated	1,225,000	170	6.7
	Inferred	375,000	124	1.5
90 Ag g/t	Indicated	800,000	231	5.9
	Inferred	235,000	159	1.2
200 Ag g/t	Indicated	420,000	311	4.2
	Inferred	55,000	285	0.5
400 Ag g/t	Indicated	80,000	493	1.3
	Inferred	5,000	459	0.1

Note: Cut-off grade for pit-constrained oxide Mineral Resources is 50 g/t Ag.

Summaries of each hole and their target rationale are provided in the discussion below.

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Paca East Discovery

PND119 was the first hole to test a large semi-circular IP anomaly approximately 160 meters southeast of the known Paca resource. The hole was planned to intercept the anomaly and also drill under a historic artisanal mining trench. The anomaly was targeted between 325-350 meters downhole. The hole encountered 2 meters of 31 g/t Ag, 1.14% Pb, 1.15% Zn, 112 g/t AgEq within a larger interval 39 meters of 5 g/t Ag, 0.40% Pb, 0.49%, 37 g/t Ag.

PND120 was designed to test a potential down-dip extension of the 39 meters of mineralization encountered in PND119 and to ascertain any potential increase in concentration of this mineralization. A 36 meter interval was intercepted from 39-75 meters of 12 g/t Ag, 0.21% Pb, 0.08%, 0.51% Zn, 33 g/t AgEq including 7 meters of 14 g/t Ag, 0.21% Pb and 0.94% Zn, 56 g/t AgEq and encountered sulphides from 184-187 meters at 28 g/t Ag, 2.18% Pb, 0.64% Zn, 126 g/t AgEq. Both these intercepts precede the expected down dip portion of PND119. An intercept in the target area at 280-284 meters returned 6 g/t Ag, 0.52% Pb, 0.60% Zn, 46 g/t AgEq.

PND121 was planned to test strong IP anomaly 280 meters south of the Paca resource and cross cut faulted structures indicated from surface mapping. A 2 meter interval of sulphide mineralization was encountered at 57-59 meters grading 1 g/t Ag, 1.25% Pb, 2.64% Zn, 147 g/t AgEq nested within a wider interval of 18 meters (50-68 meters) of 2 g/t Ag, 0.65% Pb, 0.81% Zn, 56 g/t AgEq. Another 4 meter interval shortly downhole of this interval from 75-79 meters grades 56 g/t Ag, 0.16% Pb, 0.12% Zn, 60 g/t AgEq.

PND122 was designed to test an IP anomaly 240 meters southeast of the Paca resource. Disseminated sulphides were encountered from 34-56 meters (22 meters) grading 1 g/t Ag, 0.56% Pb, 0.46% Zn, 38 g/t AgEq, and a silver-bearing interval from 66-69 meters (3 meters) grading 76 g/t Ag, 0.03% Pb, 0.09% Zn, 72 g/t AgEq. Lightly mineralized sulfide bearing sediments were encountered at a depth ~200m redefining the shape of previously interpreted andesite dome and significantly extending the area of exploration interest.

Paca North Oxide Discovery

PND123 was drilled immediately outside of the resource limits to the north and encountered 27 meters of 159 g/t Ag, 0.28% Pb, 0.05% Zn, 154 g/t AgEq starting at 3.0 meters depth, including 1.5 meters of 565 g/t Ag, 0.30% Pb, 0.08% Zn, 518 g/t AgEq. A second 7.5 meter interval at 37.5-45.0 meters with 68 g/t Ag, 0.11% Pb, 0.07% Zn, 67 g/t AgEq was encountered.

PND124 was drilled 80 meters north of the resource and hit mineralization starting at surface encountering 28.5 meters of 22 g/t Ag, 0.42% Pb, 0.74% Zn, 63 g/t AgEq.

PND125 was drilled 25 meters east of the resource and also encountered mineralization starting at surface to 18.8 meters of 33 g/t Ag, 0.2% Pb, 0.52% Zn, 56 g/t AgEq including 5.0 meters of 80 g/t Ag, 0.40% Pb, 1.13% Zn, 130 g/t AgEq from 10.4-15.4 meters.

PND126 was collared just outside the resource drilling west into the resource and encountered mineralization from surface to 31.0 meters of 31 g/t Ag, 0.22% Pb, 0.09% Zn, 39 g/t AgEq, including 78 g/t Ag, 0.27% Pb, 0.08% Zn, 82 g/t AgEq.

Please visit www.silverelef.com to see maps pertaining to this release.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

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Quality Assurance and Quality Control

Silver Elephant adopts industry-recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and a blank sample are inserted into the sample stream at every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates, including lab duplicates and standards, are analyzed using scatterplots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation. They are then shipped for analysis to ALS Global laboratories in Lima, Peru. Samples are analyzed using Intermediate Level Four Acid Digestion. Silver overlimits (“ore grade”) are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all the requirements of the International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core were split in half by a diamond-blade masonry saw. One half of the core is submitted for laboratory analysis and the other half is preserved for reference at the Company’s secured core facility. All the core is geotechnically analyzed and photographed and then logged by geologists prior to sampling.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company which also owns 39% of Battery Metals Royalties Corp.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact:

+1.604.569.3661 ext. 101

info@silverelef.com www.silverelef.com

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Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.